LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

11 July 2007

SUPPL

07025542

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 July 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 7/27

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Mal
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 10/07/2007 06:21:48 PM
Reference No LI-070710-8E9D4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Ramli Bin Elias	29.06.2007	1.037	10,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

10 JUL 2007

END